Mail Stop 4561

December 15, 2005

David H. Sidwell
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, New York 10036

RE:	Morgan Stanley
	Form 10-K for Fiscal Year Ended November 30, 2004
Filed February 11, 2005
File No. 001-11758

Dear Mr. Sidwell,

	We have reviewed the above referenced filing, limiting our review to those issues addressed in our comment. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies
Fair Value, page 61

1. We note your disclosure that you carry physical commodities at fair value. Please tell us the authoritative literature you relied upon in determining that it was appropriate to carry physical commodities at fair value. If you apply the guidance in the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities (AICPA
Broker-Dealer Guide) to these positions please identify the legal entities that own the physical commodities and tell us whether these legal entities are regulated broker-dealer subsidiaries. If you apply the guidance in the AICPA Broker-Dealer Guide to non-regulated broker-dealer subsidiaries, please tell us why you believe that these entities are included in the scope of the guide.

	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should provide any requested information. Please file your letter on EDGAR.
Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3490 if you have questions regarding our comment.

Sincerely,



Don Walker
Senior Assistant Chief Accountant

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David H. Sidwell
Morgan Stanley
December 15, 2005
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